BBA

CONSENT OF QUALIFIED PERSON

TO: All Canadian Securities Regulatory Authorities (SEDAR)
United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)
NYSE Amex (EDGAR)

Re: Mineral Resource and Mineral Reserve Estimates as of December 31, 2010 and the Technical Report on the Casa Berardi Mine, dated March, 28, 2011(the "Report") prepared for Aurizon Mines Ltd. (the "Company").

I, Patrice Live, do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

On behalf of BBA Inc., pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent to the public filing of and to extracts from, or summaries of, the Report in the Company's News Release dated March 10, 2011 (the "News Release") and the Company's Annual Information Form for the fiscal year ended December 31, 2010 (the "AIF") and to BBA Inc. being named in the News Release and the AIF.

The undersigned, on behalf of BBA Inc., confirms that I have read the written disclosure in the News Release and the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledge that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2010 (the "Form 40-F") and consent to BBA Inc. being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 28th day of March, 2011.

________________________ (Seal or Stamp)
Signature of Qualified Person

PATRICE LIVE
Print Name of Qualified person